Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

KeyBanc Capital Markets Inc.

127 Public Square

Cleveland, OH 44114

Robert W. Baird & Co. Incorporated

227 West Monroe Street

Suite 2100

Chicago, IL 60606

November 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bandwidth Inc.
Registration Statement on Form S-1
File No.: 333-220945

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Bandwidth Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Daylight Time, on November 9, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated October 30, 2017:

(i)	Dates of distribution: October 30, 2017 through November 7, 2017;

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 975

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 525.

The undersigned advise that they have complied and will continue to comply, and each underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

****

Very truly yours,

MORGAN STANLEY & CO. LLC KEYBANC CAPITAL MARKETS INC. ROBERT W. BAIRD & CO. INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
	Name:	Rizvan Dhalla
	Title:	Managing Director

By:	KEYBANC CAPITAL MARKETS INC.

By:	/s/ Adam Noily
	Name:	Adam Noily
	Title:	Director, Investment Banking

By:	ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Katherine Kasper
	Name:	Katherine Kasper
	Title:	Vice President

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